RESULTS OF SHAREHOLDER VOTES

The Annual Meeting of Shareholders of the Fund was held on June 14, 2017. At the meeting, shareholders voted on the election of all trustees. Forty percent (40%) of the shares entitled to vote on the matter shall constitute a quorum. If a quorum is present, a plurality of all votes cast at the meeting is sufficient for the election of Trustees. A quorum was present and the proposal was approved, the details of which are as follows:


                     Votes Cast
                      In Favor        Withheld
W. Thacher Brown      9,135,477       229,917
Ellen D. Harvey       9,155,517       209,877
Thomas E. Spock       9,153,257       212,137
Suzanne P. Welsh      9,139,952       225,442